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[LOGO OF GENWORTH FINANCIAL]                             Genworth Life & Annuity
                                                         6610 West Broad Street
                                                         Richmond, VA 23230

August 27, 2010

VIA FACSIMILE AND EDGAR

The United States Securities
 and Exchange Commission
Division of Investment Management
Washington, DC 20549-0506

Attention: Mr. William Kotapish

Re:  Genworth Life and Annuity Insurance Company
     Post-Effective Amendment No. 9 to
      Registration Statement filed on Form N-4
     File Nos. 333-143407 and 811-21892

Dear Mr. Kotapish:

Pursuant to Rule 461 under the Securities Act of 1933, Genworth Life and Annuity Insurance Company (the "Company"), respectfully requests acceleration of the effective date of the above-referenced Registration Statement to any date on or after August 31, 2010, but no later than September 3, 2010.

We acknowledge that:

     . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     . the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     . the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. William Kotapish
The United States Securities
and Exchange Commission

Page 2

The undersigned is a Vice President of the Company and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please contact Michael Pappas at (804) 289-3545 if you have any questions regarding this filing.

Sincerely,


/s/ Michael P. Cogswell
-------------------------------------------
Michael P. Cogswell
Vice President
Genworth Life and Annuity Insurance Company

Cc:  Mr. Mark A. Cowan
     The United States Securities
      and Exchange Commission

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[LOGO OF GENWORTH FINANCIAL]                       Capital Brokerage Corporation
                                                   6620 West Broad Street
                                                   Building 2
                                                   Richmond, VA 23230

August 27, 2010

VIA FACSIMILE AND EDGAR

The United States Securities
 and Exchange Commission
Division of Investment Management
Washington, DC 20549-0506

Attention: Mr. William Kotapish

Re:  Genworth Life and Annuity Insurance Company
     Post-Effective Amendment No. 9 to
      Registration Statement filed on Form N-4
     File Nos. 333-143407 and 811-21892

Dear Mr. Kotapish:

Pursuant to Rule 461 under the Securities Act of 1933, Capital Brokerage Corporation, the principal underwriter of the Flexible Purchase Payment Variable Deferred Annuity Contracts to be issued by Genworth Life and Annuity Insurance Company, respectfully requests acceleration of the effective date of the above-referenced Registration Statement to any date on or after August 31, 2010, but no later than September 3, 2010.

The undersigned is a Senior Vice President of Capital Brokerage Corporation and is duly authorized to request accelerated effectiveness of the Registration Statement.

Please contact Michael Pappas at (804) 289-3545 if you have any questions regarding this filing.

Sincerely,


/s/ Scott E. Wolfe
---------------------------------
Scott E. Wolfe
Senior Vice President
Capital Brokerage Corporation

Cc:  Mr. Mark A. Cowan
     United States Securities
     and Exchange Commission

                Capital Brokerage Corporation - Member FINRA/SIPC